Exhibit (99)(a)

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial information combines the historical consolidated financial position and results of operations of M&T Bank Corporation (“M&T”) and People’s United Financial, Inc. (“People’s United”) as an acquisition by M&T of People’s United. The merger was announced on February 22, 2021, and provides that each share of People’s United common stock issued and outstanding immediately prior to the effective time, including each People’s United director restricted share and except for certain shares owned by M&T or People’s United, will be converted into the right to receive 0.118 of a share of M&T common stock. In addition, at the effective time of the merger, each share of People’s United preferred stock issued and outstanding immediately prior to the effective time will be converted into the right to receive one (1) share of new M&T preferred stock.

The unaudited pro forma combined condensed financial information has been prepared to give effect to the following:

•

the acquisition of People’s United by M&T under the provisions of the Financial Accounting Standards Board (FASB) Accounting Standards Codification, ASC 805, “Business Combinations,” where the assets and liabilities of People’s United will be recorded by M&T at their respective fair values as of the date the merger is completed;

•	the distribution of shares of M&T common stock to People’s United’s stockholders in exchange for shares of M&T common stock (based upon a 0.118 exchange ratio);

•	certain reclassifications to conform the historical financial statement presentation of People’s United to that of M&T; and

•	transaction costs in connection with the merger.

The following unaudited pro forma combined condensed financial information and related notes are based on and should be read in conjunction with (i) the historical audited consolidated financial statements of M&T and the related notes included in M&T’s Annual Report on Form 10-K for the year ended December 31, 2020, which is incorporated by reference into this registration statement on Form S-3, (ii) the interim unaudited consolidated financial statements of M&T and the related notes included in M&T’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, which is incorporated by reference into this registration statement on Form S-3, (iii) the historical audited consolidated financial statements of People’s United and the related notes thereto filed as Exhibit 99.1 to M&T’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on August 10, 2021, which is incorporated by reference into this registration statement on Form S-3, and (iv) the interim unaudited consolidated financial statements of People’s United as of and for the three and six months ended June 30, 2021 and June 30, 2020 and the notes related thereto filed as Exhibit 99.3 to M&T’s Current Report on Form 8-K filed with the SEC on August 10, 2021, which is incorporated by reference into this registration statement on Form S-3.

The unaudited pro forma combined condensed income statements for the six-months ended June 30, 2021 and the year ended December 31, 2020, respectively, combine the historical consolidated income statements of M&T and People’s United, giving effect to the merger as if it had been completed on January 1, 2020. The accompanying unaudited pro forma combined condensed balance sheet as of June 30, 2021 combines the historical consolidated balance sheets of M&T and People’s United, giving effect to the merger as if it had been completed on June 30, 2021.

The unaudited pro forma combined condensed financial information is provided for illustrative information purposes only. The unaudited pro forma combined condensed financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The pro forma financial information has been prepared by M&T in accordance with Regulation S-X Article 11, Pro Forma Financial Information, as amended by the final rule, Amendments to Financial Disclosures About Acquired and Disposed Businesses, as adopted by the SEC on May 21, 2020.

The unaudited pro forma combined condensed financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions, and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma combined condensed financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon consummation of the merger.

As of the filing date of this registration statement on Form S-3, M&T has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the People’s United assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain People’s United assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of People’s United’s assets and liabilities will be based on People’s United’s actual assets and liabilities as of the closing date and, therefore, cannot be made prior to the consummation of the merger. In addition, the value of the merger consideration to be paid by M&T in shares of M&T common stock upon the consummation of the merger will be determined based on the closing price of M&T common stock on the closing date and the number of issued and outstanding shares of People’s United common stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma combined condensed financial information, and the differences may be material.

Further, M&T has not identified all adjustments necessary to conform People’s United’s accounting policies to M&T’s accounting policies. Upon consummation of the merger, or as more information becomes available, M&T will perform a more detailed review of People’s United’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on M&T’s financial information following the consummation of the merger.

As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma combined condensed financial information. M&T estimated the fair value of certain People’s United assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in People’s United’s SEC filings and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information.

Upon consummation of the merger, a final determination of the fair value of People’s United’s assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase consideration as compared with the information shown in the unaudited pro forma combined condensed financial information may change the amount of the total purchase consideration allocated to goodwill and other assets and liabilities and may impact M&T’s statement of income following the consummation of the merger. The final purchase consideration allocation may be materially different than the preliminary purchase consideration allocation presented in the unaudited pro forma combined condensed financial information.

PRO FORMA COMBINED CONDENSED BALANCE SHEET

(in thousands)

(Unaudited)

The following unaudited pro forma combined condensed balance sheet gives effect to the acquisition by M&T of People’s United using the acquisition method of accounting assuming the acquisition was consummated on June 30, 2021.

	June 30, 2021
			Transaction Accounting Adjustments
	Historical M&T	Historical People’s United	Fair Value (1)			Other (13)		Pro Forma Combined
Assets
Cash and due from banks	$1,410,468	$516,346	$—			$—		$1,926,814
Interest-bearing deposits at banks and federal funds sold	33,864,824	5,249,345	—			—		39,114,169
Investment securities	6,143,177	10,596,651	235,000	(2)		—		16,974,828
Loans and leases	97,113,432	41,370,991	(253,120)	(3)		202,596	(4)	138,433,899
Allowance for credit losses	(1,575,128)	(348,100)	348,100	(4)		(429,745)	(4)	(2,004,873)

Loans and leases, net	95,538,304	41,022,891	94,980			(227,149)		136,429,026
Goodwill	4,593,112	2,680,842	91,100	(5	), (12)	—		7,365,054
Core deposit and other intangible assets	8,690	144,949	25,051	(6)		—		178,690
Other assets	9,064,132	3,129,730	(15,639)	(7)		63,817	(7)	12,242,040

Total assets	$150,622,707	$63,340,754	$430,492			$(163,332)		$214,230,621

Liabilities and shareholders’ equity
Interest-bearing deposits	$72,647,542	$35,858,407	$22,953	(8)		$—		$108,528,902
Total borrowings	3,590,683	1,953,774	28,898	(9)		—		5,573,355

Total interest-bearing liabilities	76,238,225	37,812,181	51,851			—		114,102,257
Noninterest-bearing deposits	55,621,230	16,722,820	—			—		72,344,050
Other liabilities	2,042,948	1,056,121	186,277	(10)		32,000	(10)	3,317,346

Total liabilities	133,902,403	55,591,122	238,128			32,000		189,763,653

Preferred equity	1,250,000	244,074	42,426	(11)		—		1,536,500
Common equity	15,470,304	7,505,558	149,938	(12)		(195,332)		22,930,468

Total shareholders’ equity	16,720,304	7,749,632	192,364			(195,332)		24,466,968

Total liabilities and shareholders’ equity	$150,622,707	$63,340,754	$430,492			$(163,332)		$214,230,621

See accompanying notes to pro forma combined condensed financial statements.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

(in thousands, except per share)

(Unaudited)

The following unaudited pro forma combined condensed consolidated statement of income for the six-months ended June 30, 2021 gives effect to M&T’s acquisition of People’s United using the acquisition method of accounting assuming the acquisition was consummated on January 1, 2020.

	For the six-months ended June 30, 2021
	Historical M&T	Historical People’s United	Transaction Accounting Adjustments (1)		Pro Forma Combined
Interest income
Loans and leases, including fees	$1,899,547	$717,049	$(8,737)	(14)	$2,607,859
Investment securities	71,592	103,782	(28,742)	(15)	146,632
Other	16,181	2,519	—		18,700

Total interest income	1,987,320	823,350	(37,479)		2,773,191

Interest expense
Deposits	31,851	39,782	(2,510)	(16)	69,123
Borrowings	31,734	16,785	(6,335)	(17)	42,184

Total interest expense	63,585	56,567	(8,845)		111,307

Net interest income	1,923,735	766,783	(28,634)		2,661,884
Provision for credit losses	(40,000)	(54,397)	—	(18)	(94,397)

Net interest income after provision for credit losses	1,963,735	821,180	(28,634)		2,756,281

Other income
Mortgage banking revenues	272,067	1,827	—		273,894
Service charges on deposit accounts	191,295	67,168	—		258,463
Trust income	319,013	34,512	—		353,525
Brokerage services income	23,378	6,869	—		30,247
Loss on bank investment securities	(22,937)	—	—		(22,937)
Other revenues from operations	236,415	83,234	—		319,649

Total other income	1,019,231	193,610	—		1,212,841
Other expense
Salaries and employee benefits	1,020,212	350,395	—		1,370,607
Equipment and net occupancy	163,319	99,100	(3,287)	(19)	259,132
Amortization of core deposit and other intangible assets	5,475	19,812	(1,074)	(20)	24,213
FDIC assessments	32,064	15,881	—		47,945
Other costs of operations	563,719	131,723	—		695,442

Total other expense	1,784,789	616,911	(4,361)		2,397,339
Income before taxes	1,198,177	397,879	(24,273)		1,571,783
Income taxes	292,859	82,574	(6,311)	(22)	369,122

Net income	905,318	315,305	(17,962)		1,202,661
Dividends on preferred stock and income attributable to unvested stock-based compensation awards	(38,470)	(7,031)	—		(45,501)

Net income available to common shareholders	$866,848	$308,274	$(17,962)		$1,157,160

Net income per common share
Basic	$6.74	$0.73	$—		$6.48
Diluted	6.73	0.73	—		6.47
Average common shares outstanding
Basic	128,604	420,100	50,039	(23)	178,643
Diluted	128,756	423,900	50,221		178,977

See accompanying notes to pro forma combined condensed financial statements.

PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME

(in thousands, except per share)

(Unaudited)

The following unaudited pro forma combined condensed statement of income for the year ended December 31, 2020 gives effect to M&T’s acquisition of People’s United using the acquisition method of accounting assuming the acquisition was consummated on January 1, 2020.

	For the year ended December 31, 2020
	Historical M&T	Historical People’s United	Transaction Accounting Adjustments (1)		Pro Forma Combined
Interest income
Loans and leases, including fees	$3,975,053	$1,615,802	$(36,537)	(14)	$5,554,318
Investment securities	176,652	195,723	(70,634)	(15)	301,741
Other	41,007	3,437	—		44,444

Total interest income	4,192,712	1,814,962	(107,171)		5,900,503

Interest expense
Deposits	217,035	187,164	(3,440)	(16)	400,759
Borrowings	109,360	51,990	(16,962)	(17)	144,388

Total interest expense	326,395	239,154	(20,402)		545,147

Net interest income	3,866,317	1,575,808	(86,769)		5,355,356
Provision for credit losses	800,000	155,828	227,149	(18)	1,182,977

Net interest income after provision for credit losses	3,066,317	1,419,980	(313,918)		4,172,379

Other income
Mortgage banking revenues	566,641	22,750	—		589,391
Service charges on deposit accounts	370,788	130,925	—		501,713
Trust income	601,884	62,616	—		664,500
Brokerage services income	47,428	10,563	—		57,991
Loss on bank investment securities	(9,421)	—	—		(9,421)
Other revenues from operations	511,124	265,825	—		776,949

Total other income	2,088,444	492,679	—		2,581,123
Other expense
Salaries and employee benefits	1,950,692	674,856	—		2,625,548
Equipment and net occupancy	322,037	199,036	(6,575)	(19)	514,498
Amortization of core deposit and other intangible assets	14,869	40,711	3,456	(20)	59,036
Goodwill impairment expense	—	353,000	—		353,000
FDIC assessments	53,803	27,533	—		81,336
Other costs of operations	1,043,839	268,975	32,000	(21)	1,344,814

Total other expense	3,385,240	1,564,111	28,881		4,978,232

Income before taxes	1,769,521	348,548	(342,799)		1,775,270
Income taxes	416,369	129,019	(85,566)	(22)	459,822

Net income	1,353,152	219,529	(257,233)		1,315,448
Dividends on preferred stock and income attributable to unvested stock-based compensation awards	(74,086)	(14,063)	—		(88,149)

Net income available to common shareholders	$1,279,066	$205,466	$(257,233)		$1,227,299

Net income per common share
Basic	$9.94	$0.49	$—		$6.87
Diluted	9.94	0.49	—		6.86
Average common shares outstanding
Basic	128,638	420,300	50,039	(23)	178,677
Diluted	128,704	422,550	50,221		178,925

See accompanying notes to pro forma combined condensed financial statements.

Notes to Pro Forma Combined Condensed Financial Statements

(dollars in thousands, except per share)

(Unaudited)

A. Adjustments to the Unaudited Pro Forma Combined Condensed Financial Statements

(1)	Transaction accounting adjustments reflect increases (decreases) resulting from the use of the acquisition method of accounting.

(2)	Adjustment to reflect acquired investment securities at their preliminary estimate of fair value.

(3)

Adjustment to reflect acquired loans and leases at their preliminary estimate of fair value, which includes lifetime credit loss expectations, current interest rates and liquidity. The adjustments include the following:

June 30, 2021
Reversal of historical People’s United’s loan and lease adjustments	$100,265
Establish fair value mark on People’s United’s loans and leases	(353,385)

Net adjustments	$(253,120)

(4)	Adjustments to the allowance for credit losses (“ACL”) include the following:

June 30, 2021
Reversal of historical People’s United’s allowance for credit losses	$348,100

Increase in loans and leases and the allowance for credit losses for gross-up for estimate of lifetime credit losses for purchased credit-deteriorated (“PCD”) loans and leases	$(202,596)
Provision for estimate of lifetime credit losses for non-PCD loans and leases	(227,149)

Net adjustments	$(429,745)

(5)	Adjustment to reflect $2,771,942 of preliminary estimated goodwill from this business combination and the elimination of People’s United’s historical goodwill of $2,680,842.

(6)

Adjustment to reflect $150,000 of preliminary estimated core deposit intangible asset and $20,000 of other intangible assets from this business combination and the elimination of existing intangible assets of People’s United of $144,949.

(7)	Adjustments to other assets for the following:

June 30, 2021
Adjustment to reflect fixed and other assets at estimated fair value	$40,074
Adjustment to reflect the preliminary estimated decrease to deferred tax assets resulting from acquisition accounting adjustments	(55,713)

Net fair value adjustments	(15,639)
Adjustment to reflect the preliminary estimated tax effect of other acquisition adjustments	63,817

Net adjustments	$48,178

(8)	Adjustment to reflect the preliminary estimate of fair value on interest-bearing deposits.

(9)	Adjustment to reflect borrowings at their preliminary estimate of fair value:

June 30, 2021
Reversal of historical People’s United’s fair value adjustments	$(26,733)
Establish fair value mark on People’s United’s borrowings	55,631

Net adjustments	$28,898

Notes to Pro Forma Combined Condensed Financial Statements, continued

(dollars in thousands, except per share)

(Unaudited)

(10)	Adjustments to other liabilities for the following:

June 30, 2021
Estimate of the fair value of accrued expenses and other liabilities	$(9,867)
Merger-related transaction costs of People’s United	(176,410)

Net fair value adjustments	(186,277)
Merger-related transaction costs of M&T	(32,000)

Net adjustments	$(218,277)

(11)	Adjustment to reflect preferred stock at its preliminary estimate of fair value.

(12)

Reflects the issuance of 50,039,316 shares of M&T common stock based on the number of shares of People’s United common stock issued and outstanding as of June 30, 2021 and the closing price per share of M&T’s common stock reported on the NYSE on September 27, 2021 of $151.23 and the valuation of People’s United stock options.

(13)

Reflects adjustments to record the gross-up for lifetime credit losses for PCD acquired loans and leases ($202,596), to record the allowance for non-PCD acquired loans and leases ($227,149), to reflect M&T’s merger related transaction costs ($32,000) and recognize the tax effects related thereto ($63,817).

		Six Months Ended June 30, 2021	Year Ended December 31, 2020
(14)	Net adjustment to interest income to eliminate People’s United’s accretion of discounts on previously acquired loans and record the estimated accretion of net discount on acquired loans and leases.	$(8,737)	$(36,537)
(15)	Net adjustment to interest income to record the estimated amortization of premiums on securities.	(28,742)	(70,634)
(16)	Net adjustment to interest expense to record the estimated incremental amortization of fair value adjustments on acquired interest-bearing deposits.	(2,510)	(3,440)
(17)	Net adjustment to interest expense to record the estimated incremental amortization of fair value adjustments on long-term debt.	(6,335)	(16,962)
(18)	Adjustment to record provision for credit losses on non-PCD acquired loans.	—	227,149
(19)	Adjustment to depreciation expense related to fixed assets.	(3,287)	(6,575)
(20)	Net adjustment to eliminate People’s United’s amortization of previously acquired intangible assets and record the estimated amortization expense associated with acquired core deposit and other intangible assets. Core deposit intangible assets and other intangible assets will be amortized using accelerated methods over 7 years and 5 years, respectively.	(1,074)	3,456

Notes to Pro Forma Combined Condensed Financial Statements, continued

(dollars in thousands, except per share)

(Unaudited)

		Amortization Expense
	Useful Life (years)	Six Months Ended June 30, 2021	Year Ended December 31, 2020
Core deposit intangible asset	7	$16,071	$37,500
Other intangible asset	5	2,667	6,667

		18,738	44,167
Historical amortization expense		(19,812)	(40,711)

Pro forma net adjustment to amortization		$(1,074)	$3,456

Amortization for the next five years
2020	$44,167
2021	37,477
2022	30,786
2023	24,095
2024	17,405

		Six Months Ended June 30, 2021	Year Ended December 31, 2020
(21)	Reflects estimated legal and other fees of M&T associated with the acquisition.	$—	$32,000
(22)	Adjustment to income tax expense to record the applicable state and federal tax effects of transaction accounting adjustments at the combined estimated statutory rate of 26% applied to items that are tax-effected.	(6,311)	(85,566)
(23)

Adjustments to weighted-average shares of M&T common stock outstanding to eliminate weighted-average shares of People’s United’s common stock outstanding and record shares of M&T common stock outstanding calculated using an exchange ratio of .118 per share.

B. Preliminary Purchase Price Allocation

The following table summarizes the determination of the estimated total purchase price with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of M&T common stock from the baseline price, which is the closing price per share of M&T common stock reported on the NYSE on September 27, 2021, with its impact on the preliminary goodwill:

	Per share value of M&T’s Common Stock	M&T Shares to be issued in exchange for People’s United Shares	Equity Consideration	Option Consideration	Total Purchase Price	Estimated Goodwill
	(dollars in thousands, except per share)
As presented in pro forma financial statements	$151.23	50,039,316	$7,567,446	$88,050	$7,655,496	$2,771,942
Assumed increase of 10% in price per share	166.35	50,039,316	8,324,191	96,855	8,421,046	3,537,492
Assumed decrease of 10% in price per share	136.11	50,039,316	6,810,701	79,245	6,889,946	2,006,392

Notes to Pro Forma Combined Condensed Financial Statements, continued

(dollars in thousands, except per share)

(Unaudited)

The following table sets forth a preliminary allocation of the estimated total purchase price to the fair value of the assets and liabilities of People’s United using People’s United’s audited consolidated balance sheet as of June 30, 2021, with the excess recorded to goodwill:

People’s United’s Net Assets at Fair Value:
Assets
Cash and due from banks	$516,346
Interest-bearing deposits at banks and federal funds sold	5,249,345
Investment securities	10,831,651
Loans and leases	41,117,871
Core deposit and other intangible assets	170,000
Other assets	3,114,091

Total assets acquired	60,999,304
Liabilities and Shareholders’ Equity
Interest-bearing deposits	35,881,360
Total borrowings	1,982,672

Total interest-bearing liabilities	37,864,032
Noninterest-bearing deposits	16,722,820
Other liabilities	1,242,398

Total liabilities	55,829,250
Preferred equity	286,500

Total liabilities and shareholders’ equity	56,115,750

Net assets acquired	$4,883,554

Preliminary goodwill	$2,771,942